July 23, 2025

Goh Kok Foong
Chief Executive Officer
CCH Holdings Ltd
No. 1, Jalan Perda Jaya
Kawasan Perniagaan Perda Jaya, 14000
Bukit Mertajam, Pulau Pinang, Malaysia

       Re: CCH Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted June 26, 2025
           CIK No. 0002074123
Dear Goh Kok Foong:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. Please revise your cover page and Risk Factors sections and elsewhere as appropriate to disclose the percentage ownership and voting power pre- and post-IPO of Mr. Goh
       Kok Foong, your founder, chairman and CEO. Additionally, please revise your discussion here and in your risk factor on page 26 as well as elsewhere as appropriate to provide examples of corporate matters that your CEO, Mr. Goh Kook Foong, will have the ability to control or significantly influence the outcome of as matters
 July 23, 2025
Page 2

       requiring approval by shareholders (e.g., the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets).
Risk Factors, page 10

2. Please add a risk factor to address any risks or other impacts on shareholders as a result of your exclusive forum provision discussed on page 88, including the increased costs to bring a claim and that these provisions can discourage claims or limit
       shareholders    ability to bring a claim in a judicial forum that they
find favorable. Here
       and on page 88, explicitly state whether or not such provision applies to claims arising under the Exchange Act and under the Securities Act. In addition, please state in your risk factor disclosure that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and that there is uncertainty as to whether a court may enforce your exclusive forum provision as it applies to the
       Securities Act. In this regard, we note that Section 22 of the Securities Act provides concurrent jurisdiction for claims arising thereunder, and it appears your exclusive forum provision requires that Securities Act claims be litigated in federal court.
Use of Proceeds, page 33

3. We note your disclosure that you intend to use the offering proceeds for strategic investments or acquisitions and that you have been actively expanding the network of your restaurant outlets in Malaysia and are "poised for strategic expansion into other locations in Southeast Asia." Please give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C.3 of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Strategic Expansion of Our Network of Restaurant Outlets, page 43

4. Please revise your disclosure here and elsewhere as appropriate to briefly expand your discussion to state what specific steps or actions you have taken to date to implement your strategic restaurant expansion plan. If none, clarify your anticipated timeline for expansion. As currently disclosed, it is not clear whether this is a future-looking plan or whether certain steps have already been taken.
Business
Our Competitive Strengths, page 62

5. Please revise your disclosure here to balance your discussion of "Our Competitive
       Strengths" and "Our Growth Strategies" with discussion of the challenges your business faces.
Franchise Licensing, page 68

6. We note the use of licensing agreements with licensees in Malaysia and that each licensee is required to pay you royalties. Please file the form of licensing agreement, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-
       K.
 July 23, 2025
Page 3

Related Party Transactions, page 83

7. We note that many of the transactions disclosed here involve entities controlled by your Chief Operation Officer, Mr. Goh Kok E., and his brother your founder, chairman and Chief Executive Officer, Mr. Goh Kok Foong. Please revise your Risk
       Factors section accordingly to discuss the risks associated with a significant portion of your business being dependent on these relationships and relationship to entities controlled by your CEO and COO. Quantify the dollar amounts and percentage of revenue associated with these relationships.
8. Please revise your disclosure here to clarify the meaning of certain entities (e.g., CCH
       Tasty) being "significantly influenced" by you. We note elsewhere that you disclose holding certain equity ownership interests in certain entities. Consider the use of footnotes and/or cross-references to make clear the nature of these relationships.
Loans to Related Parties, page 84

9. Please revise to briefly state the purpose the various loans to related parties, including Messrs. Goh Kok Foong and Mr. Goh Kok E. Additionally, please disclose the amount due from related parties. We note your subsection describing the amounts due to related parties.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(y) Segment Reporting, page F-19

10. We note that the primary measure of segment revenue and profitability is consolidated revenue and net income. Please tell us how you considered the guidance in ASC 280-
       10-50-29(f) and the example at 280-10-55-54(c) to discuss how the CODM uses this measure in assessing performance and deciding how to allocate resources. General

11. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Stephanie Tang